Filed pursuant to Rule 424(B)(3)
File No. 333-158951
Supplement No. 2 to Prospectus

Attached hereto and incorporated by reference herein is a Current Reports on Form 8-K which we filed with the Securities and Exchange Commission on August 5, 2010.  This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus dated July 1, 2010 with respect to the sale of 4,254,682 shares of our common stock by certain selling shareholders, including any amendments or supplements thereto.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.  SEE “RISK FACTORS” BEGINNING ON PAGE 7 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN OUR SECURITIES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this supplement is August 9, 2010

8-K 1 livec_8k-080410.htm LIVE CURRENT MEDIA, INC.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  August 4, 2010

LIVE CURRENT MEDIA INC.
(Exact name of Registrant as specified in charter)

Nevada (State or other jurisdiction of incorporation)	000-29929 (Commission File Number)	88-0346310 (IRS Employer Identification Number)

780 Beatty Street, Suite 307
Vancouver, British Columbia V6B 2M1
(Address of principal executive offices)

Registrant’s telephone number, including area code: (604) 453-4870

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions (see General Instruction A.2 below).

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)).

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13(e)-4(c))

Item 3.02.                      Unregistered Sales of Equity Securities.

On July 29, 2010 we reported that on July 23, 2010 we completed the first closing of an offering of units.  Each unit consisted of 50,000 shares of our common stock and a 2 year warrant to purchase 50,000 shares of our common stock at an exercise price of $0.15 per share.  The purchase price for each unit was $5,000 and we sold a total of 74 units to 6 investors for total proceeds of $370,000.

On August 4, 2010 we completed the second and final closing of the unit offering.  We sold a total of 45 units to 6 investors for total proceeds of $225,000.

Neither the units nor the common stock included in the units and underlying the warrants have been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

We relied on Rule 506 of Regulation D promulgated under the Securities Act of 1933 to sell these securities.

Item 8.01                      Other Events.

On August 5, 2010 we issued a press release relating to the unit offering described in Item 3.02 above.  The press release is attached to this Current Report as exhibit 99.

Item 9.01                      Financial Statements and Exhibits.

Exhibit 99                      Press release issued August 5, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIVE CURRENT MEDIA INC.

By:	/s/ C. Geoffrey Hampson
C. Geoffrey Hampson
Chief Executive Officer
Dated: August 5, 2010

Exhibit 99

Live Current Media Closes $595,000 Financing

Live Current Media Inc. Initiates Order Fulfillment from Owned Inventory

Business Wire: August 5, 2010

VANCOUVER — Live Current Media Inc. (OTCBB:LIVC), an e-commerce company that owns and operates the luxury fragrance brand, www.perfume.com, as well as a portfolio of other domain names, today announced that it has closed a private offering of units consisting of shares of common stock and warrants for the purchase of common stock. Live Current Media Inc. closed a private offering of 119 units at a price of $5,000 per unit for total proceeds to the Company of $595,000 in two tranches. The first tranche, in the amount of $370,000, closed on July 23rd and the second tranche, in the amount of $225,000, closed on August 4th.  Each unit is comprised of 50,000 shares of common stock and a warrant for the purchase of 50,000 shares of common stock.  Each warrant entitles the holder to purchase one share of common stock for $0.15 per share for two years.  Neither the units nor the common stock included in the units and underlying the warrants have been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

 The proceeds will be used for general corporate purposes including the purchase of perfume inventory for the key holiday gift giving period.

“The closing of this financing will allow Live Current Media to purchase brand name fragrances directly without having to go through the secondary, grey market and to sell them at improved margins”, states Live Current President and COO, Paul Morrison. “Perfume.com will now be able to, in addition to purchasing the classic fragrances, have access to the newest fragrances as they are released. It can take up to six months for these new products to filter down to the secondary, grey market, providing Live Current with product that few other e-commerce sites will carry.”

About Live Current Media Inc.
Live Current owns one of the most powerful and engaging content and commerce destinations on the Internet in www.perfume.com. This site and others in the Company’s portfolio can be built into subject-specific DestinationHubs™, that can connect people to each other and to the information, brands, and products they are passionate about. Live Current has headquarters in Vancouver, Canada with an office in Washington, W.A. and New York City, N.Y. and is publicly traded on the OTCBB (LIVC). For more information, visit www.livecurrent.com.

All statements in this press release that are not statements of historical fact are forward-looking statements, including any projections of growth, earnings, revenue, cash or other financial items, any statements of the plans, strategies, objectives and goals of management for future operations, any statements regarding future economic conditions or performance, statements of belief and any statements of assumptions underlying any of the foregoing.  These statements are based on expectations and assumptions as of the date of this press release and are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties include, but are not limited to, general economic conditions particularly as they relate to demand for our products and services; competitive factors; pricing pressures; changes in operating expenses; our ability to raise capital as and when we need it and other factors.  Live Current Media Inc. assumes no obligation to update these forward-looking statements to reflect future events or actual outcomes and does not intend to do so.

Contact:

Live Current
Andrea Laird
Investor Relations Contact
604-453-4870 or 1-866-898-4354
andrea@livecurrent.com